Reality Shares ETF Trust

402 West Broadway, Suite 2800

San Diego, California 92101

March 20, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Reality Shares ETF Trust (File Nos. 333-192288 and 811-22911)
Request for Withdrawal of Post-Effective Amendment No. 29

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933 (the “1933 Act”), Reality Shares ETF Trust (the “Registrant”) hereby respectfully requests the withdrawal of Post-Effective Amendment No. 29 to the Registrant’s Registration Statement on Form N-1A (“PEA No. 29”). PEA No. 29 was filed with the U.S. Securities and Exchange Commission (the “Commission”) via EDGAR (Accession No. 0001104659-20-032028) on March 12, 2020, pursuant to paragraph (b) of Rule 485 under the 1933 Act. The Registrant is requesting the withdrawal of PEA No. 29 because the interactive data (XBRL) files required to be transmitted as exhibits to PEA No. 29 were inadvertently not transmitted due to a technical error. The Registrant intends to file a subsequent post-effective amendment to its Registration Statement on Form N-1A to file the necessary interactive data (XBRL) files in their complete form as soon as possible.

No securities have been sold in connection with the offering.

If you have any questions regarding this filing, please contact David W. Freese at (215) 963-5862.

Sincerely,

/s/ Eric Ervin

Name:   Eric Ervin

Title:   President (Principal Executive Officer)